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SEC FILE NUMBER
8-70458

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BAILEY & CO SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5511 VIRGINIA WAY, SUITE 200
(No. and Street)

BRENTWOOD	TN	37027
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carl Serra	(603) 216-8986	carl.serra@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LBMC, PC
(Name – if individual, state last, first, and middle name)

201 FRANKLIN ROAD	BRENTWOOD	TN	37027
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	450
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY BAILEY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BAILEY & CO SECURITIES, LLC, as of June 30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TIMOTHY D SCALLEN STATE OF TENNESSEE NOTARY PUBLIC FRANKLIN COUNTY MY COMMISSION EXPIRES

Notary Public

Signature:

Title:
Managing Director

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bailey & Co. Securities, LLC

Report on Audit of Financial Statement

For the Year Ended June 30, 2024

Contents

LBMC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Bailey & Co. Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bailey & Co. Securities, LLC as of June 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Bailey & Co. Securities, LLC as of June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bailey & Co. Securities, LLC's management. Our responsibility is to express an opinion on Bailey & Co. Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bailey & Co. Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

LBMC, PC

We have served as Bailey & Co. Securities, LLC's auditor since 2020.

Brentwood, Tennessee
September 26, 2024

Statement of Financial Condition
As of June 30, 2024

ASSETS		
Cash	$	606,381
Accounts receivable		218,870
Prepaid expenses		1,520
TOTAL ASSETS	$	826,771
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Due to affiliate	$	55,537
Accounts payable and accrued expenses		158,391
TOTAL LIABILITIES		213,928
MEMBER'S EQUITY		612,843
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	826,771

The accompanying notes are an integral part of these audited financial statements.

Notes to Financial Statements
For the Year Ended June 30, 2024

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
BSC Securities, LLC (the "Company") was incorporated as a limited liability company in the state of Tennessee on April 12, 2019 and received approval from the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") to commence operations as a registered broker-dealer of securities on November 6, 2019.

On January 1, 2021 the Limited Liability Agreement of Bailey & Company Parent., LLC ("the Parent") was amended to change the ownership structure whereby Bailey Holdings, LLC was granted a 25% membership interest and a current employee of the Parent purchased a 15% membership interest in the Parent thereby changing the indirect ownership of the Company. On January 1, 2023, the employee of the Parent that purchased a 15% interest reduced his membership interest to 4.9%. The Parent continues to be the sole member of the Company. On January 1, 2024 the employee's membership interest was reduced to 0.0%. The Parent continues to be the sole member of the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consists of cash in a bank. The recorded value of cash (and any other financial instruments) approximates fair value at June 30, 2024. For purposes of the financial statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of June 30, 2024, the Company had no cash equivalents.

Notes to Financial Statements
For the Year Ended June 30, 2024

Income Taxes
All income and losses of the Company are passed through to the Parent, and the Parent reports these on its income tax return. There is no entity level tax for the Company for federal purposes.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position

NOTE 2 - REGULATORY REQUIREMENTS

Net Capital Rule
The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, and the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2024, the Company had net capital of $392,453 and a minimum net capital requirement of $14,262. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.55 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

During the period ended June 30, 2024, the Parent allocated expenses to the Company in accordance with the terms of its expense sharing agreement (ESA). At June 30, 2024, the Company had $31,632 in ESA related liabilities due to the Parent.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including deposits, accounts payable and accrued expenses and income taxes and penalties payable, are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

During the normal course of business, the Company may make certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities may include certain agreements with the Company's officers, under which the Company may be required to indemnify such persons for liabilities arising out of their current relationship. The duration of these indemnities and guarantees may vary. At June 30, 2024, the Company had no liabilities relating to any indemnification.

NOTE 5 - CONCENTRATIONS

At times, the Company may maintain cash balances in excess of the FDIC limit of $250,000. At June 30, 2024, the Company had a cash balance of $606,381 of which $320,805 was in excess of the FDIC limit.

NOTE 6 - SUBSEQUENT EVENTS

The Company has determined that there were no subsequent events or transactions which took place that would have a material impact on its financial statements.